Form 10-K, Exhibit 13
period 1999-12-31
NUVEEN MUNICIPAL VALUE FUND INC
filed 2000-03-30
CIK 812801

                             The John Nuveen Company


                        to our shareholders and employees


               In 1999, your Company enjoyed another record year:


                 - Sales grew to more than $14 billion - up 81%


             - Operating revenues increased to $339 million - up 13%


                     - Earnings grew to $97 million - up 16%


                   - Earnings per share totaled $2.85 - up 17%


                  - Return on shareholders' equity exceeded 25%


           - Quarterly dividends increased to $0.29 per share - up 12%


              - Approximately 1 million shares were repurchased in


                            open market transactions




The John Nuveen Company, through its Nuveen and Rittenhouse operations, provides customized individual accounts, mutual funds, exchange-traded funds and defined portfolios that help financial advisers meet the needs of their affluent and high-net-worth investor clients. The Company's products and services are offered through registered financial advisers associated with independent broker-dealers, banks, insurance companies, accounting firms and financial planning specialists. The John Nuveen Company is listed on the New York Stock Exchange and trades under the symbol "JNC."

The John Nuveen Company
333 West Wacker Drive
Chicago, IL 60606

The John Nuveen Company                                            [NUVEEN LOGO]

FINANCIAL HIGHLIGHTS

(in millions, except per share data)



December 31,                     1999      1998      1997      1996      1995
--------------------------------------------------------------------------------
Gross Sales                    $14,066   $ 7,755   $ 3,026   $ 1,747   $ 1,618
Assets Under Management        $59,784   $55,267   $49,594   $33,191   $33,042
Operating Revenues             $   339   $   299   $   254   $   214   $   217
Net Income                     $    97   $    84   $    74   $    73   $    71
Earnings per Share (diluted)   $  2.85   $  2.43   $  2.13   $  1.98   $  1.87
--------------------------------------------------------------------------------


                                    [GRAPHS]

The John Nuveen Company

DEAR SHAREHOLDERS:


During 1999, financial advisers recommended more of our products to their affluent and high-net-worth clients than ever before. This response by our customers, along with our record financial results for the year, confirms the long-term growth potential of the Nuveen franchise.

          We achieved this, in part, by successfully managing our traditional fixed-income business through a challenging interest rate environment, and maintaining our enduring commitment to the highest quality performance throughout market cycles. Even more importantly, we did this by acting swiftly to exploit several emerging trends in our markets that enabled us to accelerate the pace of development in several strategically important new businesses. These new businesses broaden substantially the range of equity-based products and services we offer.

                          INDIVIDUAL ACCOUNT MANAGEMENT

One of our most promising new equity-based businesses is providing financial advisers with customized individual account management for their high-net-worth clients. Financial advisers are increasingly attracted to individual account management as their clients' assets grow to more significant levels. Investors also appreciate the greater tax efficiency that can be gained from individual account management. Sales of our Rittenhouse and Nuveen managed accounts totaled over $7 billion last year, double their combined annual rate when we acquired Rittenhouse just over two years ago. The key to our success and dramatic growth in this business is a strong consultative sales approach in support of advisers who prefer fee-based rather than commission-based client relationships.

                             STRUCTURED INVESTMENTS

Our Structured Investment Group led the way in new product development during 1999. We introduced a total of 17 new defined portfolios, complementing the 10 sector portfolios we introduced in the fourth quarter of 1998. New products helped increase our defined portfolio sales over the prior year by more than 200%.

          The performance of many of our defined portfolios has been nothing short of spectacular. Five of the ten sector portfolios introduced in October of 1998 had outperformed 95% of all equity mutual funds through the end of 1999. An equal investment in all ten portfolios over this 15-month period would have produced a total return of 137%.

                            NUVEEN DEFINED PORTFOLIOS
                               DEFINING THE MARKET

                                                      10/15/98 - 12/31/99
Sector                                                       Total Return
-------------------------------------------------------------------------
Communications                                                      375 %
Internet                                                            293 %
Semiconductor                                                       288 %
Consumer Electronics                                                177 %
Technology                                                          145 %

Index
-------------------------------------------------------------------------
S&P 500                                                              43 %
NASDAQ 100                                                          185 %
-------------------------------------------------------------------------

          A second component of our Structured Investments business is Exchange-Traded Funds. During 1999, we successfully launched four new funds that are now listed on the New York Stock Exchange. Our total exchange-traded fund sales in the primary market exceeded $2.7 billion. Secondary market trading in Nuveen's exchange-traded funds now exceeds $5.0 billion annually.

                                                                   [NUVEEN LOGO]



                                                                 [PHOTO]
                                                        Timothy R. Schwertfeger
                                                        Chairman and
                                                        Chief Executive Officer


"We have a clear and focused mission, to rapidly become a premier investment manager. Our objective is to provide exceptional value to financial advisers who build and manage the wealth of affluent and high-net-worth investors. We have a customer-centered strategy to guide our resource commitments and help us achieve our mission."

With nearly $30 billion in exchange-traded fund assets under management, we began taking steps at the end of the year to extend this business into a leadership position in equity-based exchange-traded funds.

                              PORTFOLIO MANAGEMENT
                                  AND RESEARCH

Our success in developing all of these important new businesses has been enabled by the rapid progress we've made in adding top quality investment expertise to our firm. During the second half of the year, we welcomed a new senior loan research and investment team led by Jeffrey Maillet, one of the most respected and experienced senior loan managers in the country. The Nuveen Senior Loan investment team is already responsible for two portfolios of nearly $400 million.

          Earlier in the year we also welcomed Eugene Peroni, a nationally recognized equity market strategist, and we strengthened our team of equity analysts who work with Gene to better develop new sector defined portfolios. Gene's annual "Top Ten Picks" have generated a cumulative return of more than 1,000% over the last ten years while the DJIA gained approximately 450% for the same period. Gene's leadership is also reflected in his dedication to working closely with our adviser customers.

          In December, Columbus Circle Investors joined our team to subadvise the new Nuveen Innovation Fund and the Nuveen International Growth Fund. Columbus Circle has generated industry-leading results in both technology and international portfolio management for institutional investors. We are pleased to bring their expertise to the financial advisers that we serve.

          Each of these additions complements the strong base of investment managers already in place for us at Nuveen, Rittenhouse and Institutional Capital.

                          INVESTING IN THE NUVEEN BRAND

We've made significant progress in transforming our Company while adhering to our heritage of providing high quality investments and services. This guiding principle has provided a strong foundation for the evolution of the Nuveen brand. Throughout 1999 we prepared to relaunch the Nuveen brand to reflect our clarified mission to be a premier investment manager offering a broad range of investments and services to meet the diverse needs of financial advisers who serve affluent and high-net-worth investors.

          Our new brand name - NUVEEN INVESTMENTS - dedicates the entire Company to our singular focus. Our new logo unites the Nuveen name with the international symbol for infinity. The 'N-finity' connects our identity with the growing recognition by investors that well developed investment plans and portfolios need to consider a time horizon that extends far beyond the traditional life-stage horizon incorporated into an individual's asset allocation. The most successful advisers we work with are raising the level of their dialogue with clients, and the nature of their relationships with them. The dialogue is being elevated to encompass an expanding range of family and multi-generational goals and needs. Our repositioned brand also serves to remind financial advisers that our investments withstand the test of time, and that our Nuveen Investments should be considered core holdings in their clients' portfolios.

                                 [NUVEEN LOGO]




               "OUR NEW BRAND NAME - NUVEEN INVESTMENTS - dedicates the entire Company to our singular focus. Our new logo unites the Nuveen name with the international symbol for infinity. The `N-finity' connects our identity with the growing recognition by investors that well developed investment plans and portfolios need to consider a time horizon that extends far beyond the traditional life-stage horizon incorporated into an individual's asset allocation."

          The new theme that supports our brand - INVEST WELL. LOOK AHEAD. LEAVE YOUR MARK.(SM) - encourages a thoughtful, long-term approach to investing. It strikes a note of optimism about the amazing possibilities that lie ahead, and it encourages financial advisers and investors to reflect upon the opportunities as well as the responsibilities to leave their mark, to use wealth to benefit future generations of their families as well as their communities. We're dedicated to enhancing the continuous dialogue between advisers and their clients on the many aspects and dimensions of managing a family's collective relationship with its wealth.

                          A NEW CENTURY OF OPPORTUNITY

We see an important role for our Company as we look across the vast expanse of a new century. The 21st century begins during a period of unprecedented wealth creation, driven by peace throughout most of the world, the twin triumphs of freedom and democracy, and the accelerating impact of extraordinary technological advances.

          In America, this new wealth phenomenon is combined with another unprecedented development, the incredible transfer of wealth from institutions to individuals and families. We now are witnessing the transfer of wealth from federal, state and local governments, from corporations large and small, to individuals and families.

          Today, three generations of investors--grandparents, parents and young investors coming of age in an affluent society--have the opportunity to influence the course of history as we start the new century. How individuals and families manage the wealth of a lifetime, the collective wealth of our nation, will help to shape our future in so many ways.

          We, together with the financial advisers that we support, have the opportunity to provide valuable services to these investors. We approach this challenge with eagerness and anticipation. We have a clear and focused mission, to rapidly become a premier investment manager. Our objective is to provide exceptional value to financial advisers who build and manage the wealth of affluent and high-net-worth investors. We have a customer-centered strategy to guide our resource commitments and help us achieve our mission. We're confident that success in partnering with our adviser customers will translate into continued strong sales, revenue and earnings growth, as well as substantial returns for our Company's shareholders.

          Our ability to achieve our ambitious plans, as always, remains in the hands of those within our Company who manage the investments, develop our programs and products, maintain the systems and serve the advisers of affluent and high-net-worth investors. We're proud of their professionalism, expertise and commitment. And we're most appreciative of the advisers who have shown their loyalty and confirmed that our strategic direction is on target.

          We're confident that in the future amazing things will happen!

Sincerely,


/s/ Timothy R. Schwertfeger
Timothy R. Schwertfeger
Chairman and Chief Executive Officer

                                                                   [NUVEEN LOGO]




                              [PICTURE OF CLOUDS]


                    IN

                         THE

                              FUTURE

                                    AMAZING

                                     THINGS

                              WILL

                                        HAPPEN . . .

                         [PICTURE OF TWO PAIR OF FEET]


[PICTURE OF A BOAT]

                                  INVEST WELL.

As we usher in a new century and a new millennium, our thoughts naturally turn toward the long, open road that lies ahead. New ideas, new opportunities, breakthroughs, innovations - our potential and our progress in so many areas is limited only by the extent of our imaginations.

          Nuveen enters this exciting new era with unabashed excitement and optimism. For more than a century, Nuveen has been helping generations of families secure their futures by offering quality investments that fund infrastructure development and improve the quality of all our lives.

          Today we are expanding that concept by helping families support and participate in the development of new economic sectors. As a Company, we are completing a metamorphosis - changing from a specialist in municipal bonds to a firm dedicated to delivering exceptional value to the financial advisers helping to build and manage wealth for their affluent and high-net-worth investors.

          To do this successfully, Nuveen is increasingly focused on creating a dialogue between advisers and their investors that addresses the responsibilities of wealth and the importance of legacies, a dialogue that then becomes the catalyst for solution-building action.

          By facilitating this dialogue, Nuveen is positioned to provide financial advisers and their investors with the best combinations of investment services, programs, ideas and solutions that will withstand the test of time by drawing upon a broad range of products and asset classes.

                          FACILITATING THE DIALOGUE ON
                            FAMILY WEALTH MANAGEMENT

So much of the public discourse today centers on the glamour of money, the idea of accumulating wealth, accounting for how much we have, and cataloging what we can buy. We want to help people focus more on the amazing potential of the wealth that we generate through a lifetime of work and achievement, and on how we can use that wealth to truly make a difference in our world and leave our mark for the future.

          Over the next several years, Americans will benefit from the greatest inter-generational transfer of wealth in history. Some economists estimate the size of the transfer will be more than $12 trillion. This windfall, including fortunes made in the booming economy of the 1990s, has the power to transform our society.

          As we are dramatically increasing the wealth of our nation, we also are systematically transferring control of this wealth into the hands of families. For example, as responsibility for pension account management moves from employers to employees, the way people manage this growing family asset will have a huge impact on their future quality of life, and on the lives of succeeding generations.

                  SUPPORTING THE ROLE OF PROFESSIONAL ADVISERS

The responsibility shift from institutions to individuals also comes at a time of increasing access to financial information and growing complexity of wealth

                                   [PICTURE]

                                  [LOOK AHEAD]

                                   [PICTURE]


                               [LEAVE YOUR MARK.]

management choices for investors. These trends have made the role of the financial adviser more important than ever.

          With so much at stake to affect their lives, their families and their communities - and with so many complex issues to address - investors need a helping hand. This is the driving force behind Nuveen's focus on adviser-assisted family wealth management programs.

          An experienced personal financial adviser can offer the expertise to help make informed, appropriate choices - choices that impact not only our loved ones today, but those we will touch in the future.

          A trusted financial adviser can provide sound insight, an integrated approach to our investments, and realistic assessments of opportunities and risks. He or she also can serve as the voice of reason in an emotionally-charged situation - a knowledgeable friend with our family's best interest at heart - a facilitator committed to helping us fulfill our life's aspirations - a valued resource.

                           HELPING YOU LEAVE YOUR MARK

For many, setting and reaching financial goals are ways of realizing our life's dreams - achieving those things that matter most.

          Maybe it's seeing our granddaughter begin to realize her potential through a college education that we help finance. Maybe it's seeing our mother rejuvenated by the camaraderie she finds at the retirement community we helped her afford. Or maybe it's the sense of accomplishment we experience seeing the rare bird take flight in the wetlands maintained by a foundation we support.

          The combination of extraordinary wealth creation and the transfer of that wealth to families makes this a unique moment in history. Today, perhaps more than ever before, investors have the opportunity to shape the financial future for generations to come. This will require careful planning and disciplined investing, guided by a strong working relationship with a trusted adviser.

          Nuveen is committed to facilitating an ongoing dialogue between advisers and investors on the true meaning and potential of wealth. We're also designing innovative, high-quality investments and services that can help families realize their potential.

          With the know-how that comes from a century of experience, Nuveen continues to grow, build and reinvent itself. More than ever, financial advisers and affluent and high-net-worth investors are counting on us to help them achieve their far-reaching goals with family wealth management solutions that can translate into legacies.

                  INVEST WELL. LOOK AHEAD. LEAVE YOUR MARK.(SM)




                                                                   [NUVEEN LOGO]
14

The John Nuveen Company
FINANCIAL REVIEW




                           Management's Discussion and Analysis           16

                           Consolidated Balance Sheets                    22

                           Consolidated Statements of Income              23

                           Consolidated Statements of Changes in
                             Common Stockholders' Equity                  24

                           Consolidated Statements of Cash Flows          25

                           Notes to Consolidated Financial Statements     26

                           -Report of Independent Auditors                35

                           Five-Year Financial Summary                    36

                           Directors and Executive Officers               37

                           Shareholder Information                        38

The John Nuveen Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 1999


DESCRIPTION OF THE BUSINESS

The Company's principal businesses are asset management and related research, as well as the development, marketing, and distribution of investment products and services that serve the affluent and high-net-worth market segments. The Company distributes its investment products, including mutual funds, exchange-traded funds, defined portfolios and individually managed accounts, through registered representatives associated with unaffiliated firms including broker-dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisers.

     The Company distributes individually managed accounts primarily through its Rittenhouse Financial Services, Inc. (Rittenhouse) operating unit as well as through Nuveen Asset Management, and distributes its mutual funds, defined portfolios and exchange-traded funds through its John Nuveen & Co. Incorporated (Nuveen Investments or John Nuveen & Co.) broker-dealer unit.

     The Company's primary business activities generate two principal sources of revenue: (1) ongoing advisory fees earned on assets under management, including mutual funds, exchange-traded funds, and individually managed accounts; and (2) transaction-based revenue earned upon the distribution of defined portfolio, mutual fund and exchange-traded fund products.

     Sales of the Company's products, and their profitability, are directly affected by many variables, including investor preferences for equity, fixed-income or other investments, the availability and attractiveness of competing products, market performance, changes in interest rates, inflation, and income tax rates and laws.

Assets under management include equity and fixed-income securities as well as floating-rate senior loan products. Municipal securities represented 66% of assets under management in managed funds and accounts on December 31, 1999, compared with 71% on December 31, 1998.

SUMMARY OF OPERATING RESULTS

The following table compares key operating information of the Company for the respective twelve-month periods:

FINANCIAL RESULTS SUMMARY
(in millions, except per share amounts)

December 31,                                  1999           1998           1997
--------------------------------------------------------------------------------
Gross sales of
  investment products                   $   14,066     $    7,755     $    3,026
Net flows                                    9,645          5,753          2,024
Assets
  under management (1) (2)                  59,784         55,267         49,594
Operating revenues                           338.8          298.9          254.4
Operating expenses                           188.7          167.2          143.1
Pretax income                                161.0          137.7          122.2
Net income                                    97.3           83.6           74.2
Basic earnings per share                      3.04           2.57           2.23
Diluted earnings per share                    2.85           2.43           2.13
Dividends per share                           1.13            .98            .88
--------------------------------------------------------------------------------
(1) Excludes defined portfolio product assets under surveillance.
(2) At period end.

     Gross sales of investment products for 1999 reached more than $14.0 billion, an increase of 81% from 1998 sales. This increase is the result of a tripling in defined portfolio product sales, continued strong managed account sales, and the issuance of approximately $1.3 billion of new exchange-traded funds common shares and approximately $1.5 billion of new MuniPreferred(R) shares for new and existing funds. More than 60% of the Company's sales in 1999 were in equity-based products that have been added to the Company's product line since 1996.

     Operating revenues for the year ended December 31, 1999, increased 13% from the prior year primarily due to higher advisory fee and distribution revenue. Advisory fees earned on managed accounts, exchange-traded funds and mutual funds increased due to higher average assets under management, while distribution revenue increases were the result of increased sales of both equity and municipal defined portfolio products.

     Operating expenses for 1999 increased when compared with 1998 due to an increase in advertising and promotional costs and higher salary and benefit costs. However, operating expenses as a percent of revenue were flat over the same period.

RESULTS OF OPERATIONS

The following discussion and analysis contains important information that should be helpful in evaluating the Company's results of operations and financial condition, and should be read in conjunction with the consolidated financial statements and related notes.

     Total advisory fee income earned during any period is directly related to the market value of the assets managed by the Company. Advisory fee income will increase with a rise in the level of assets under management. Assets under management rise with the sale of fund shares, the addition of new managed accounts or deposits into existing managed accounts, the acquisition of assets under management from other advisory companies, or through increases in the value of portfolio investments. Assets under management may also increase as a result of reinvestment of distributions from funds and accounts, and from reinvestment of distributions from defined portfolio products sponsored by the Company into shares of mutual funds. Fee income will decline when managed assets decline, as would occur when the values of fund portfolio investments decrease or when mutual fund redemptions or managed account withdrawals exceed sales and reinvestments.

     Distribution revenue is earned as the Company's defined portfolio and mutual fund products are sold. Distribution revenue will rise and fall with the level of the Company's sales of these products.

     Gross sales of investment products for the years ending December 31, 1999, 1998 and 1997 are shown below:

GROSS INVESTMENT PRODUCT SALES
(in millions)

                                                1999          1998          1997
--------------------------------------------------------------------------------
Managed Assets:
   Mutual Funds                              $ 1,535       $ 1,553       $   951
   Exchange-Traded Funds                       2,770          --             125
   Managed Accounts(1)                         7,101         5,393         1,193
--------------------------------------------------------------------------------
Total Managed Assets                          11,406         6,946         2,269

Defined Portfolios                             2,660           809           757
--------------------------------------------------------------------------------
     Total                                   $14,066       $ 7,755       $ 3,026
================================================================================

(1) 1997 includes sales of Rittenhouse accounts for only four months.

     Overall, gross sales of the Company's products for the years ended December 31, 1999, and December 31, 1998, increased 81% and 156%, respectively, from the previous twelve-month periods. Net flows (equal to the sum of sales, reinvestments and exchanges less redemptions) were $9.6 billion in 1999, a 68% increase over the $5.8 billion recorded in 1998. Net flows in 1997 were $2.0 billion.

     The following table summarizes net assets under management:

NET ASSETS UNDER MANAGEMENT(1)
(in millions)

December 31,                                    1999          1998          1997
--------------------------------------------------------------------------------
Managed Assets:
   Mutual Funds                              $11,406       $11,883       $10,885
   Exchange-Traded Funds                      26,846        26,223        26,117
   Managed Accounts                           20,895        16,337        11,622
   Money Market Funds                            637           824           970
--------------------------------------------------------------------------------
     Total                                   $59,784       $55,267       $49,594
================================================================================

(1) Excludes defined portfolio product assets under surveillance

     Assets under management increased 8% from $55.3 billion at December 31, 1998, to $59.8 billion at December 31, 1999, due primarily to an increase in net flows. This increase was partially offset by depreciation of assets as the value of municipal securities held in managed funds and accounts declined. The $5.7 billion increase in assets under management at December 31, 1998, from December 31, 1997, was also primarily a direct result of an increase in net flows.
     Investment advisory fee income, net of subadvisory fees and expense reimbursements, from assets managed by the Company is shown in the following table:

INVESTMENT ADVISORY FEES
(in thousands)

December 31,                                    1999          1998          1997
--------------------------------------------------------------------------------
Managed Assets:
   Mutual Funds                             $ 57,110      $ 51,851      $ 45,809
   Exchange-Traded Funds                     161,112       159,638       156,392
   Managed Accounts(1)                        81,627        57,939        15,633
   Money Market Funds                          2,351         3,431         3,801
--------------------------------------------------------------------------------
     Total                                  $302,200      $272,859      $221,635
================================================================================

(1) 1997 includes only four months of advisory fee income earned on assets managed by Rittenhouse.

     Total advisory fees for the year ended December 31, 1999, increased over the comparable periods in 1998 and 1997 as a result of higher levels of average assets under management. Managed account average assets under management in 1999 increased $5.5 billion from 1998 and exchange-traded and mutual fund average assets increased $0.7 billion and $0.3 billion over the same period, respectively. Average money market fund net assets under management decreased in 1999 due to redemptions, which were driven by relatively low short-term interest rates and strong competition from sponsors of competing money market products. Total average assets under management increased in 1998 when compared with 1997, due to the inclusion of a full year of Rittenhouse assets in 1998 versus only four months in 1997.

     Underwriting and distribution revenue for the years ended December 31, 1999, 1998 and 1997 is shown in the following table:

UNDERWRITING AND DISTRIBUTION REVENUE
(in thousands)

December 31,                                  1999           1998           1997
--------------------------------------------------------------------------------
Mutual Funds                               $ 2,357        $ 1,373        $ 2,008
Exchange-Traded Funds                        2,022          1,200          1,274
Defined Portfolios                          22,845          8,050          9,389
--------------------------------------------------------------------------------
     Total                                 $27,224        $10,623        $12,671
================================================================================

     Total underwriting and distribution revenue for the year ended December 31, 1999, increased 156% over the comparable period in 1998. This was mainly due to an increase in distribution revenue as a result of increased defined portfolio product sales, primarily equity and taxable fixed-income products. Additionally, underwriting revenue increased on exchange-traded funds due to new fund offerings in 1999.

Managed Assets Gross sales of all managed asset products increased 64% during the twelve-month period ended December 31, 1999, when compared with 1998, primarily due to an increase in both managed account and exchange-traded fund gross sales. Net Flows for managed assets increased 41% over the same period, again due to an increase in net flows from managed accounts and exchange-traded funds. Excluding the impact of new and leveraged exchange-traded fund sales in 1999, managed asset gross sales increased 24% compared with 1998. However, net flows of $4.1 billion (excluding exchange-traded fund sales) declined over the same period due to an increase in municipal mutual fund redemptions.

     Gross sales of managed accounts increased 32% during the twelve-month period ended December 31, 1999, when compared with 1998, primarily due to continuing strong sales momentum and a strong demand for the Company's products. Managed account sales also increased in 1998 when compared with 1997 due to the inclusion of twelve months of Rittenhouse account sales in 1998. Sales of managed accounts do not impact the Company's underwriting and distribution revenue since there are no transaction-based revenues associated with these products.

     In 1999, the Company sponsored the offerings of four new exchange-traded funds - the Nuveen Dividend Advantage Municipal Fund, the Nuveen California Dividend Advantage Municipal Fund, the Nuveen New York Dividend Advantage Municipal Fund and the Nuveen Senior Income Fund. Combined sales of common stock for these new funds raised over $1.3 billion. These funds also issued a combined total of more than $500 million of MuniPreferred(R) stock. In addition, the Company's existing exchange-traded funds issued approximately $1.0 billion in additional MuniPreferred(R) stock in various offerings during the year.

     During a challenging period for municipal bonds, mutual fund gross sales for 1999 remained flat with 1998. However, distribution revenue was up $1.0 million when compared with 1998 due to an increase in the base of assets on which Rule 12b-1 distribution fees are earned. Sales were up 63% in 1998 compared with 1997, driven by a 68% increase in municipal mutual fund sales as investors sought to balance their portfolios or turned to more conservative investments.

Defined Portfolios The 229% increase in gross sales of defined portfolio products for 1999, compared with 1998, was primarily the result of increased sales of equity defined portfolio products. Fueling this increase was the introduction of 17 new defined portfolio products in 1999, ranging from industry sectors to worldwide baskets. Distribution revenue for the equity and taxable fixed-income defined portfolio products increased by $12.8 million in 1999 compared with 1998, while distribution revenue for the longer-term municipal defined portfolio products increased $1.8 million over the same period. Sales of defined portfolio products also increased when comparing 1998 with 1997, again primarily due to an increase in equity product sales.

Positioning Profits/(Losses) The Company records positioning profits or losses from changes in the market value of the inventory of unsold investment products and other securities held by John Nuveen & Co. The Company hedges certain of these holdings against fluctuations in interest rates using financial futures. Net losses directly offset net gains in 1999, compared with gains of $0.3 million recorded during 1998.

Investment Banking Investment banking revenues include both net new issue underwriting revenues and fee income earned from various financial advisory activities. Investment banking revenues were $6.2 million in 1999, $13.0 million in 1998 and $13.4 million in 1997. On September 17, 1999, the Company completed the sale of its investment banking business to U.S. Bancorp Piper Jaffray. The decrease in 1999 revenue is primarily due to the inclusion of only a partial year of revenue in 1999 compared with a full year in 1998. The decrease of $0.4 million in 1998 compared with 1997 was due to lower fee revenue partially offset by higher underwriting revenues.

Operating Expenses Operating expenses increased $21.5 million and $24.1 million in 1999 and 1998 over the respective prior years. The increase in 1999 is primarily due to increased advertising and promotional expenditures in connection with new products, as well as an increase in salary and benefit costs. The 1998 increase is due to the inclusion of twelve months of Rittenhouse operations in 1998 results and only four months in 1997 results.

     Compensation and related benefits for the year ended December 31, 1999, increased $6.7 million, or 8%, over the prior year. This was driven by increases in both profit sharing and salary costs. Profit sharing expense, which is derived by a formula as a percentage of pretax operating income, increased as a result of increased operating income for the year. The increase in salary costs was driven by new staff additions and annual merit increases. Compensation and benefits for the year ended December 31, 1998, increased $11.6 million, or 15%, over 1997 primarily due to the addition of approximately 90 Rittenhouse employees for all of 1998, partially offset by headcount reductions in other areas.

     Advertising and promotional expenditures increased $9.9 million, or 51%, in 1999 when compared with 1998. This increase was primarily due to the incremental costs to support the expanded product line offered by the Company, including new exchange-traded fund offerings.

Advertising and promotional expenditures increased for 1998 when compared with 1997 primarily due to the inclusion of a full year of Rittenhouse advertising and promotional expenditures and the incremental costs to support the expanded product line offered by the Company.

     Amortization of goodwill and deferred offering costs increased $0.2 million and $3.2 million for the years ended December 31, 1999, and 1998, respectively, when compared with prior years. The increase in amortization of goodwill and deferred offering costs when comparing 1998 with 1997 relates to the acquisition of Rittenhouse. The Company recorded $4.9 million of Rittenhouse-related goodwill amortization expense in 1998 compared with $1.6 million in 1997. The Company is amortizing the goodwill associated with the acquisitions of both Rittenhouse and Flagship Resources, Inc (Flagship) over approximately 30 years.

     Occupancy and equipment, travel and entertainment, and other operating expenses increased $4.7 million and $8.7 million for the years ended December 31, 1999, and 1998, respectively, when compared with the prior years. The 1999 increase is due mainly to inflationary increases, while the 1998 increase was due primarily to the inclusion of a full year of Rittenhouse operations in 1998.

Non-Operating Income/(Expense) Included in investment and other income is interest and dividend revenue and other miscellaneous non-operating revenue. Also included in other income is the gain recorded on the sale of the investment banking business in the third quarter of 1999.

     Interest and dividend revenue increased $0.9 million in 1999 when compared with 1998 due to higher cash balances on hand. Interest and dividend revenue declined $4.1 million in 1998 when compared with 1997 as cash balances were deployed in January 1997 for the acquisition of Flagship and again in August 1997 for the acquisition of Rittenhouse.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL CONDITION
The Company's principal businesses are not capital intensive and, historically, the Company has met its liquidity requirements through cash flow generated by the Company's operations. In addition, the Company's broker-dealer subsidiary occasionally utilizes available, uncommitted lines of credit, which approximate $300 million, to satisfy periodic, short-term liquidity needs. As of December 31, 1999, there was no balance due on these uncommitted lines of credit. Additionally, in August 1997, the Company entered into a $200 million committed, three-year revolving credit facility with a group of banks to ensure an ongoing liquidity source for general corporate purposes including acquisitions. As of December 31, 1999, there was no outstanding balance due on the committed credit line.

     On August 31, 1997, the Company acquired Rittenhouse, a nationally-known equity and balanced account manager, for a cash purchase price of $145 million. To finance the transaction, the Company used $95 million of cash on hand and, for the remainder, utilized the aforementioned committed credit line, which was subsequently paid down during the first quarter of 1998. The acquisition has been accounted for using the purchase method of accounting resulting in approximately $144 million in goodwill for financial reporting purposes, which is being amortized against earnings over approximately 30 years.

     The Company completed the acquisition of Flagship on January 2, 1997, for a total purchase price of $71.8 million, before taking into account contingent consideration. The Company financed the acquisition using cash of $18.0 million and preferred stock valued at $45.0 million, with the remaining balance representing liabilities assumed and direct acquisition costs. Additional payments in cash and common stock, which are contingent on the significant future growth in the Company's municipal bond mutual funds and municipal managed accounts, could amount to as much as $20.0 million over a four-year period from the time of acquisition. Contingent consideration for 1999 and 1998 amounted to approximately $3.1 million and $2.4 million, respectively. Goodwill of approximately $70.0 million, before taking into account the contingent consideration, is being amortized against earnings over approximately 30 years.

     At December 31, 1999, the Company held in its treasury 7,591,180 shares of common stock acquired in open market transactions and in transactions with its Class B shareholder, The St. Paul Companies, Inc. As part of an ongoing repurchase program, the Company is authorized to purchase approximately 1.3 million additional shares.

     In May 1999, the Company announced a 12% increase in its quarterly dividend, to $0.29 from $0.26 per common share. During 1999, the Company paid out dividends on common shares totaling $35.4 million and on preferred shares totaling $2.2 million, compared with $31.0 million and $2.2 million, respectively, in 1998.

     As noted earlier, the Company's investment banking business, including its Variable Rate Demand Obligation (VRDO) remarketing business, was sold to U.S. Bancorp Piper Jaffray in the third quarter of 1999. On December 31, 1998, the Company held $66.8 million of VRDOs, which were classified in its consolidated balance sheets as "Temporary Investments Arising from Remarketing Obligations." Due to the sale, the Company did not hold any VRDOs on December 31, 1999.

     The Company's broker-dealer subsidiary is subject to requirements of the Securities and Exchange Commission relating to liquidity and capital standards (See Notes to Consolidated Financial Statements).

     Management believes that cash provided from operations and borrowings available under its uncommitted and committed credit facilities will provide the Company with sufficient liquidity to meet its operating needs for the foreseeable future.

OTHER MATTERS
Market Risk The Company is exposed to market risk from changes in interest rates which may adversely affect its results of operations and financial condition. The Company is exposed to interest rates primarily in its fixed-income defined portfolio product inventory and seeks to minimize the risks from these interest rate fluctuations through the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or other speculative purposes and is not party to any leveraged financial instruments. A discussion of the Company's accounting policies for financial instruments is included in Note 1 (Summary of Significant Accounting Policies) of the Notes to Consolidated Financial Statements.

     The Company regularly purchases and holds for resale fixed-income securities and defined portfolio units. The level of inventory maintained by the Company will fluctuate daily and is dependent upon the need to maintain fixed-income inventory for future defined portfolios, and the need to maintain defined portfolio inventory to support ongoing sales. To minimize interest rate risk on securities held by the Company, the Company utilizes futures contracts.

     The Company invests in short-term debt instruments, which are included in "Cash and Cash Equivalents" on its consolidated balance sheets. The investments are treated as collateralized financing transactions and are carried at the amounts at which they will be subsequently resold, including accrued interest. The Company also invests in certain Company-sponsored equity, senior loan and fixed-income mutual funds.

     The Company manages risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest rate exposure. The Company does not believe that the effect of any reasonably possible near-term changes in interest rates would be material to the Company's financial position, results of operations or cash flows.

Inflation The Company's assets are, to a large extent, liquid in nature and therefore not significantly affected by inflation. However, inflation may result in increases in the Company's expenses, such as employee compensation, advertising and promotional costs, and office occupancy costs. To the extent inflation, or the expectation thereof, results in rising interest rates or has other adverse effects upon the securities markets and on the value of financial instruments, it may adversely affect the Company's financial condition and results of operations. A substantial decline in the value of fixed-income or equity investments could adversely affect the net asset value of funds managed by the Company, which in turn would result in a decline in investment advisory fee income.

Forward-Looking Information From time to time, information provided by the Company or information included in its filings with the SEC (including this report on Form 10-K) may contain statements which are not historical facts but are forward-looking statements reflecting management's expectations and opinions. The Company's actual future results may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to, the effects of the substantial competition that the Company, like all market participants, faces in the investment management business, including competition for continued access to brokerage firms' retail distribution systems, the Company's reliance on revenues from investment management contracts which are renewed annually according to their terms, burdensome regulatory developments, recent accounting pronouncements, and unforeseen developments in litigation. The Company undertakes no responsibility to update publicly or revise any forward-looking statements.

The John Nuveen Company
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)


December 31,                                                                    1999             1998
-------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                 $   27,422        $  11,148
Temporary investments arising from remarketing obligations                         -           66,750
Management and distribution fees receivable                                   68,884           27,824
Other receivables                                                             54,466           19,009
Securities owned (trading account), at market value:
    Nuveen defined portfolios                                                 44,263           37,447
    Bonds and notes                                                              579            2,630
Deferred income tax asset, net                                                 5,826            4,236
Furniture, equipment, and leasehold improvements,
    at cost less accumulated depreciation and amortization
    of $29,610 and $29,680, respectively                                      14,547           12,824
Other investments                                                             86,725           48,404
Goodwill, at cost less accumulated amortization
    of $18,426 and $11,186, respectively                                     198,674          203,380
Prepaid expenses and other assets                                             39,579           34,309
-------------------------------------------------------------------------------------------------------
                                                                          $  540,965        $ 467,961
=======================================================================================================
Liabilities and Stockholders' Equity
Liabilities:
Short-term loans secured by remarketing obligations                       $        -        $  10,000
Accrued compensation and other expenses                                       52,421           46,400
Deferred compensation                                                         32,278           28,816
Security purchase obligations                                                    296            7,413
Other liabilities                                                             64,908           26,224
-------------------------------------------------------------------------------------------------------
    Total liabilities                                                        149,903          118,853
-------------------------------------------------------------------------------------------------------
Redeemable preferred stock, at redemption value;
    5,000,000 shares authorized, 1,800,000 shares issued                      45,000           45,000
-------------------------------------------------------------------------------------------------------
Common stockholders' equity:
Class A Common stock, $.01 par value; 150,000,000 shares
    authorized, 14,212,618 shares issued                                         142              142

Class B Common stock, $.01 par value; 40,000,000 shares
    authorized, 24,441,738 shares issued                                         245              245
Additional paid-in capital                                                    60,380           55,139
Retained earnings                                                            506,136          451,529
Unamortized cost of restricted stock awards                                        -              (79)
Accumulated other comprehensive income, net of tax                               189                -
-------------------------------------------------------------------------------------------------------
                                                                             567,092          506,976
Less common stock held in treasury, at cost
    (7,591,180 and 7,298,720 shares, respectively)                          (221,030)        (202,868)
-------------------------------------------------------------------------------------------------------
    Total common stockholders' equity                                        346,062          304,108
-------------------------------------------------------------------------------------------------------
                                                                          $  540,965        $ 467,961
=======================================================================================================

See accompanying notes to consolidated financial statements.

The John Nuveen Company

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

Year Ended December 31,                                                        1999              1998            1997
----------------------------------------------------------------------------------------------------------------------
Operating Revenues:
Investment advisory fees from assets under management                     $ 302,200        $  272,859      $  221,635
Underwriting and distribution of investment products                         27,224            10,623          12,671
Positioning profits                                                              15               300           3,491
Investment banking                                                            6,213            12,967          13,409
Other operating revenue                                                       3,108             2,191           3,150
----------------------------------------------------------------------------------------------------------------------
        Total operating revenues                                            338,760           298,940         254,356
Operating Expenses:
Compensation and benefits                                                    95,572            88,885          77,274
Advertising and promotional costs                                            29,317            19,415          18,853
Occupancy and equipment costs                                                12,552            12,277          12,647
Amortization of goodwill and deferred offering costs                         14,298            14,093          10,865
Travel and entertainment                                                      9,868             9,331           7,132
Other operating expenses                                                     27,082            23,200          16,300
----------------------------------------------------------------------------------------------------------------------
        Total operating expenses                                            188,689           167,201         143,071
----------------------------------------------------------------------------------------------------------------------
Operating Income                                                            150,071           131,739         111,285
======================================================================================================================
Non Operating Income/(Expense):
Investment and other income                                                  13,934             8,595          14,571
Interest expense                                                             (2,994)           (2,597)         (3,686)
----------------------------------------------------------------------------------------------------------------------
        Total non-operating income                                           10,940             5,998          10,885
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                                         161,011           137,737         122,170
----------------------------------------------------------------------------------------------------------------------
Income taxes:
Current                                                                      65,434            51,268          44,697
Deferred                                                                     (1,733)            2,824           3,293
----------------------------------------------------------------------------------------------------------------------
        Total income taxes                                                   63,701            54,092          47,990
----------------------------------------------------------------------------------------------------------------------
Net income                                                                $  97,310        $   83,645      $   74,180
======================================================================================================================
Average common and common equivalent shares outstanding:
    Basic                                                                    31,311            31,641          32,275
======================================================================================================================
    Diluted                                                                  34,143            34,427          34,902
======================================================================================================================
Earnings per common share:
    Basic                                                                 $    3.04        $     2.57      $     2.23
======================================================================================================================
    Diluted                                                               $    2.85        $     2.43      $     2.13
======================================================================================================================

See accompanying notes to consolidated financial statements.

The John Nuveen Company
CONSOLIDATED STATEMENTS OF CHANGES
IN COMMON STOCKHOLDERS' EQUITY
(in thousands)

                                                                                  Unamortized     Accumulated
                                  Class A   Class B   Additional                      Cost of           Other
                                   Common    Common      Paid-In     Retained      Restricted   Comprehensive   Treasury
                                    Stock     Stock      Capital     Earnings    Stock Awards          Income      Stock     Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996      $   128   $   259  $    50,649     $ 363,715   $       (705)  $           -  $(142,152) $ 271,894
Net income                                                              74,180                                               74,180
Cash dividends paid                                                    (30,589)                                             (30,589)
Issuance of restricted
  stock awards                                                62                                                   1,342      1,404
Amortization of restricted
  stock awards                                                                            520                                   520
Purchase of treasury stock                                                                                       (54,775)   (54,775)
Exercise of stock options                                    (62)       (3,671)                                   11,905      8,172
Other                                  14       (14)       2,314                                                              2,314
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997     $    142   $   245  $    52,963     $ 403,635   $       (185)  $           -  $(183,680) $ 273,120
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                              83,645                                               83,645
Cash dividends paid                                                    (33,229)                                             (33,229)
Issuance of earnout shares                                   179                                                     562        741
Amortization of restricted
  stock awards                                                                            106                                   106
Purchase of treasury stock                                                                                       (27,421)   (27,421)
Exercise of stock options                                               (2,519)                                    7,635      5,116
Other                                                      1,997            (3)                                       36      2,030
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998     $    142   $   245  $    55,139       $451,529  $        (79)  $           -  $(202,868) $ 304,108
====================================================================================================================================
Net income                                                               97,310                                              97,310
Cash dividends paid                                                     (37,612)                                            (37,612)
Issuance of earnout shares                                   461                                                   1,349      1,810
Amortization of restricted
  stock awards                                                                             79                                    79
Purchase of treasury stock                                                                                       (35,749)   (35,749)
Exercise of stock options                                                (5,087)                                  16,341     11,254
Other                                                      4,780             (4)                          189       (103)     4,862
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999     $    142   $   245  $    60,380       $506,136  $          - $           189  $(221,030) $ 346,062
====================================================================================================================================




See accompanying notes to consolidated financial statements.

The John Nuveen Company

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Year Ended December 31,                                                1999         1998         1997
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income                                                       $  97,310    $  83,645    $  74,180
 Adjustments to reconcile net income to net cash
    provided from (used for) operating activities:
    Deferred income taxes                                            (1,733)       2,824        3,293
    Depreciation of fixed assets                                      4,794        4,915        4,555
    Amortization of goodwill                                          7,240        7,230        3,956
 Net (increase) decrease in assets:
    Temporary investments arising from remarketing obligations       66,750       30,955        2,130
    Management and distribution fees receivable                     (41,060)        (655)        (563)
    Other receivables                                               (35,457)      (5,461)      19,435
    Nuveen defined portfolios                                        (6,816)      (5,521)       7,280
    Bonds and notes                                                   2,051       (2,058)       3,982
    Prepaid expenses and other assets                                (5,270)      (7,452)      (2,980)
 Net increase (decrease) in liabilities:
    Accrued compensation and other expenses                           6,021        4,289      (10,138)
    Deferred compensation                                             3,462        1,402        3,834
    Security purchase obligations                                    (7,117)       7,413       (2,227)
    Other liabilities                                                38,684        6,137      (15,326)
Other                                                                 1,439        2,139        2,826
------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                         130,298      129,802       94,237
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
 Notes Payable:
    New loans                                                          --         14,000       76,000
    Payments on loans                                                  --        (29,000)     (61,000)
 Net (payments) receipts on short-term borrowings:
    Short-term loans secured by remarketing obligations             (10,000)     (59,500)      69,500
 Dividends paid                                                     (37,612)     (33,229)     (30,589)
 Proceeds from stock options exercised                               11,254        5,116        8,172
 Acquisition of treasury stock                                      (35,749)     (27,421)     (54,775)
Other                                                                  (107)          34         --
------------------------------------------------------------------------------------------------------
Net cash provided from (used for) financing activities              (72,214)    (130,000)       7,308
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Payments for purchases of other companies, net of cash received        --           --       (165,369)
 Purchase of office furniture and equipment                          (6,570)      (2,951)      (3,194)
Proceeds from sale of office furniture and equipment                     53         --           --
 Other investments                                                  (38,321)       6,096       (2,564)
Other                                                                 3,028         (570)           5
------------------------------------------------------------------------------------------------------
Net cash provided from (used for) investing activities              (41,810)       2,575     (171,122)
------------------------------------------------------------------------------------------------------
 Increase/(decrease) in cash and cash equivalents                    16,274        2,377      (69,577)
Cash and cash equivalents:
    Beginning of year                                                11,148        8,771       78,348
------------------------------------------------------------------------------------------------------
    End of year                                                   $  27,422    $  11,148    $   8,771
======================================================================================================

See accompanying notes to consolidated financial statements.

The John Nuveen Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

General Information and Basis of Presentation The consolidated financial statements include the accounts of The John Nuveen Company (the Company) and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain amounts in the prior year financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on previously reported net income or shareholders' equity. The Company's majority shareholder is The St. Paul Companies, Inc.

     John Nuveen & Co. Incorporated (Nuveen Investments or John Nuveen & Co.), a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a wholly owned subsidiary of the Company, is the sponsor and underwriter of the Nuveen mutual funds, exchange-traded funds (closed-end funds) and defined portfolios (unit trusts). The Company has five advisor subsidiaries which are registered under the Investment Advisers Act of 1940: Nuveen Advisory Corp. (NAC), Nuveen Institutional Advisory Corp. (NIAC), Nuveen Asset Management
(NAM), Nuveen Senior Loan Asset Management Inc. (NSLAM) and Rittenhouse Financial Services, Inc. (Rittenhouse). NAC, NIAC and NSLAM provide investment advice to and administer the business affairs of the Nuveen family of management investment companies. NAM and Rittenhouse provide investment management services through individual accounts to individuals and institutional investors. Rittenhouse also sub-advises an equity mutual fund sponsored by Nuveen Investments.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Sale of the Investment Banking Business On September 17, 1999, the Company completed the sale of its investment banking business to U.S. Bancorp Piper Jaffray. The 1999 Consolidated Statements of Income includes investment banking operations through the date of the sale. Net proceeds from the sale are included in other revenue.

Securities Purchased Under Agreements to Resell Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured.

     The Company utilizes resale agreements to invest capital not required to fund daily operations. The level of such investments will fluctuate on a daily basis. Such resale agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for balance sheet and cash flow purposes. At December 31, 1999, the Company held $9.5 million in resale agreements of which $6.0 million has been segregated for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Investment in Commercial Paper The Company occasionally purchases commercial paper to invest capital not required to fund daily operations. In November 1999, the Company purchased $9.9 million of highly-rated dealer- placed commercial paper with a maturity date in January 2000. Since this type of investment is highly liquid, readily convertible to cash, and matures in less than three months, the Company includes this amount in cash equivalents for balance sheet and cash flow purposes.

Temporary Investments Arising from Remarketing Obligations Prior to the sale of the investment banking business on September 17, 1999, the Company was the remarketing agent for various issuers of VRDOs with an aggregate principal value in excess of $1.7 billion at December 31, 1998. At December 31, 1998, the Company held VRDOs with a cost and market value of $66.8 million.

Short-Term Bank Loans Secured by Remarketing Obligations Prior to the sale of the investment banking business, the Company met its short-term financing needs arising from its VRDO remarketing activities by obtaining bank loans under uncommitted lines of credit that were collateralized by securities owned by the Company, including VRDOs.

Securities Transactions Securities transactions entered into by the Company's broker-dealer subsidiary are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in income. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts.

Furniture, Equipment and Leasehold Improvements Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. In 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires capitalization of certain costs incurred in the development of internal-use software. Adoption of the provisions of this statement did not have a material effect on the financial statements of the Company. Software development costs will be amortized on a straight-line basis over estimated useful lives of not more than five years.

Other Investments Other investments consists primarily of convertible preferred stock in a privately - held institutional equity manager and investments in certain Company-sponsored mutual funds. The preferred stock investment is carried at cost and is not readily marketable. Consequently, fair value cannot be readily ascertained. The investments in Company-sponsored mutual funds are valued at market value and unrealized gains and losses are reflected in stockholders' equity (see also Other Comprehensive Income).

Other Comprehensive Income In December 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." SFAS No. 130 requires that other comprehensive income items be recorded net of tax directly into a separate section of shareholders' equity on the balance sheet. The only current component of comprehensive income for the Company is unrealized gains on certain investment securities and is recorded net of tax. The related tax effect in 1999 was $143,000.

Goodwill Goodwill is stated at cost and is amortized, on a straight-line basis, over the estimated future periods to be benefited. The Company periodically assesses the recoverability of the cost of its goodwill based on a review of undiscounted cash flows of the related acquired operations. Currently, goodwill is being amortized over approximately 30 years. For further information, see p. 20 of Management's Discussion and Analysis.

Other Receivables and Other Liabilities Included in other receivables and other liabilities are receivables from and payables to broker-dealers and customers, primarily in conjunction with defined portfolio product sales. At December 31, 1999, these receivables and payables were $50,496,000 and $40,175,000 respectively.

Prepaid Expenses and Other Assets Prepaid expenses and other assets consists primarily of commissions advanced by the Company on sales of certain mutual fund shares. Such costs are being amortized over the lesser of the 12b-1 period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding, with the exception of commissions advanced in conjunction with the load-waived offerings of certain of the equity and income mutual funds in late 1996 and early 1997. Those costs are being amortized on a straight-line basis over the lesser of three years or the period during which the shares of the fund upon which the commissions were paid remain outstanding. This three-year period ends in the first quarter of 2000.

Security Purchase Obligations As sponsor/underwriter of the Nuveen defined portfolios, the Company enters into trust agreements that obligate it to purchase certain municipal when-issued bonds reported as security purchase obligations on the consolidated balance sheets, and deliver such bonds together with "regular way" bonds on hand or receivable from brokers to the trustee. The commitments to deliver these bonds are secured by irrevocable bank letters of credit drawn by the Company in favor of the trustee. These letters of credit are collateralized by securities owned by the Company. The liabilities reported in the consolidated balance sheets are the amounts the Company is contractually obligated to pay at the future settlement date of the purchase transactions, including interest accrued through the balance sheet dates.

Derivative Financial Instruments To minimize market exposure on fixed-income securities held by the Company, the Company has entered into futures contracts and other hedge transactions, and expects to continue to do so in the future. Additionally, prior to the sale of the investment banking business, the Company's investment banking group, on occasion, acted as financial adviser, broker, or underwriter to municipal or other not-for-profit issuers with respect to transactions in interest rate swaps and forward delivery transactions. Derivative financial instruments owned by the Company are valued at market value and realized and unrealized gains and losses are reflected in income.

Equity Incentive Plans The Company and its subsidiaries account for restricted stock and options issued under its equity incentive plans using the accounting methods prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and its related interpretations.

Advertising and Promotional Costs Advertising and promotional costs include amounts related to the marketing and distribution of specific products offered by the Company as well as expenses associated with promoting the Company's brands and image. The Company's policy is to expense such costs as incurred.

Supplemental Cash Flow Information The Company made cash interest payments of $1.2 million in 1999, $2.4 million in 1998, and $2.3 million in 1997. This compares with interest expense reported in the Company's Consolidated Statements of Income of $3.0 million, $2.6 million and $3.7 million for the respective reporting years.

2. EARNINGS PER SHARE

In 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement replaced the previous calculation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS excludes the dilutive effects of options and convertible securities. Diluted EPS is similar to the previously reported fully diluted EPS.

     The following table sets forth a reconciliation of net income and common shares used in the basic and diluted EPS computations for the three years ended December 31, 1999:

(in thousands, except per share data)
                                                                       Per-Share
                                             Net Income    Shares        Amount
--------------------------------------------------------------------------------
1997:
Net income                                    $ 74,180
Less: Preferred stock dividends                 (2,250)
Basic EPS                                     $ 71,930     32,275      $   2.23
Dilutive effect of:
Contingent common stock                           --            5
Deferred stock                                    --          178
Employee stock options                            --          794
Assumed conversion of
 preferred stock                                 2,250      1,650
Diluted EPS                                   $ 74,180     34,902      $   2.13
--------------------------------------------------------------------------------
1998:
Net income                                    $ 83,645
Less: Preferred stock dividends                 (2,250)
Basic EPS                                     $ 81,395     31,641      $   2.57
Dilutive effect of:
Contingent common stock                           --           16
Deferred stock                                    --          178
Employee stock options                            --          942
Assumed conversion of
 preferred stock                                 2,250      1,650
Diluted EPS                                   $ 83,645     34,427      $   2.43
--------------------------------------------------------------------------------
1999:
Net Income                                    $ 97,310
Less: Preferred stock dividends                 (2,250)
Basic EPS                                     $ 95,060     31,311      $   3.04
Dilutive effect of:
Contingent common stock                           --           15
Deferred stock                                    --          175
Employee stock options                            --          992
Assumed conversion of
 preferred stock                                 2,250      1,650
Diluted EPS                                   $ 97,310     34,143      $   2.85
--------------------------------------------------------------------------------

     Options to purchase 1,436,097 shares of the Company's common stock at a range of $37.00 to $49.20 were outstanding at December 31, 1999, but were not included in the computation of diluted earnings per share because the options' respective exercise prices per share were greater than the average market price of the Company's common shares during the year.

3. Income Taxes
The provision for income taxes is different from that which would be computed by applying the statutory federal income tax rate to income before taxes. The principal reasons for these differences are as follows:

                                                1999       1998        1997
--------------------------------------------------------------------------------
Federal statutory rate
  applied to income
  before taxes                                  35.0%      35.0%       35.0%
State and local income
  taxes, net of federal
  income tax benefit                             4.4        4.2         4.6
Tax-exempt interest
  income, net of
  disallowed interest
  expense                                       (0.3)      (0.5)       (0.9)
Other, net                                       0.5        0.6         0.6
--------------------------------------------------------------------------------
Effective tax rate                              39.6%      39.3%       39.3%
================================================================================

     The tax effect of significant items that gives rise to the net deferred tax asset recorded on the Company's consolidated balance sheets is shown in the following table:

(in thousands)
December 31,                                                 1999           1998
--------------------------------------------------------------------------------
Gross deferred tax asset:
Deferred compensation                                     $14,569        $12,417
Accrued post retirement
  benefit obligation                                        3,243          3,003
Unfunded accrued pension cost
  (non-qualified plan)                                        583            634
Book depreciation in excess of tax
  depreciation                                              2,891          2,164
Other                                                       1,863          1,687
--------------------------------------------------------------------------------
Gross deferred tax asset                                   23,149         19,905
--------------------------------------------------------------------------------
Gross deferred tax liability:
Deferred commissions and
  fund offering costs                                       8,432         10,207
Goodwill amortization                                       7,048          4,271
Prepaid pension costs                                       1,535          1,005
Other                                                         308            186
--------------------------------------------------------------------------------
Gross deferred tax liability                               17,323         15,669
--------------------------------------------------------------------------------
   Net deferred tax asset                                 $ 5,826        $ 4,236
================================================================================

     The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

     Not included in income tax expense for 1999, 1998 and 1997 are income tax benefits of $4,781,000, $1,997,000 and $2,308,000, respectively, attributable to the vesting of restricted stock and the exercise of stock options. Such amounts are reported on the consolidated balance sheets in additional paid-in capital.

     Federal and state income taxes paid for the years ending December 31, 1999, 1998 and 1997, amounting to $57,363,000, $47,454,000 and $41,557,000, respectively, include required payments on estimated taxable income and final payments of prior year taxes required to be paid upon filing the final federal and state tax returns, reduced by refunds received.

4. NOTES PAYABLE

On August 8, 1997, the Company entered into a $200 million revolving credit facility with a group of banks that extends through August 2000. Proceeds from borrowings under the facility are to be used for general corporate purposes including acquisitions, share repurchases and asset purchases. The rate of interest payable under the agreement is, at the Company's option, a function of one of various floating rate indices. The agreement requires the Company to pay a facility fee at an annual rate of .07% of the maximum amount available under the credit line. Borrowings under the agreement are unsecured. At December 31, 1999, there were no outstanding borrowings under this facility.

5. COMMITMENTS AND CONTINGENCIES

Rent expense for office space and equipment was $6,686,000, $6,366,000 and $7,293,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Minimum rental commitments for office space and equipment, including estimated escalation for insurance, taxes and maintenance for the years 1999 through 2013, the last year for which there is a commitment, are as follows:

(in thousands)
--------------------------------------------------------------------------------
Year                                                                 Commitment
--------------------------------------------------------------------------------
2000                                                                    $ 7,291
2001                                                                      7,192
2002                                                                      7,377
2003                                                                      6,756
2004                                                                      6,176
Thereafter                                                               48,061
--------------------------------------------------------------------------------

The Company and its subsidiaries are named as defendants in certain pending legal matters. In the opinion of management, based on current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

6. EMPLOYEE RETIREMENT, POSTRETIREMENT BENEFIT AND INCENTIVE COMPENSATION
PROGRAMS

The Company has a noncontributory retirement plan and a postretirement benefit plan covering the majority of employees, including employees of certain of its subsidiaries. Pension benefits are based on years of service and the employee's average compensation during the highest consecutive five years of the employee's last ten years of employment. The Company's funding policy is to contribute annually at least the minimum amount that can be deducted for federal income tax purposes. Additionally, the Company currently maintains plans providing certain life insurance and health care benefits for retired employees and their eligible dependents. The cost of these benefits is shared by the Company and the retiree.

     The Company also maintains a noncontributory pension plan for certain employees whose pension benefits exceed the Section 415 limitations of the Internal Revenue Code. Pension benefits for this plan follow the vesting provisions of the funded plan. Funding is not made under this plan until benefits are paid. The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 1999, and a statement of the funded status as of December 31 of both years:

                                                       Postretirement
(in thousands)                  Pension Benefits          Benefits
--------------------------------------------------------------------------
                                 1999        1998       1999       1998
--------------------------------------------------------------------------
Change in projected benefit obligation
Obligation at January 1       $20,599     $17,681    $ 5,858    $ 5,017
Service cost                    1,270       1,051        429        338
Interest cost                   1,357       1,249        433        353
Participant contributions           -           -          -          -
Plan amendments                     -           -        897          -
Actuarial (gain) loss          (1,232)      2,724       (898)       230
Benefit payments               (2,924)     (2,106)      (102)       (80)
Curtailments                     (572)          -       (368)         -
--------------------------------------------------------------------------
Obligation at
  December 31                 $18,498     $20,599    $ 6,249    $ 5,858
==========================================================================
Change in fair value of plan assets

Fair value of
  plan assets at
  January 1                   $28,218     $24,662    $     -    $     -
Actual return on
  plan assets                   3,140       5,662          -          -
Benefit payments               (2,924)     (2,106)      (102)       (80)
Company contributions             576           -        102         80
--------------------------------------------------------------------------
Fair value of
  plan assets at
  December 31                 $29,010     $28,218    $     -    $     -
==========================================================================
Reconciliation of prepaid (accrued) and total amount recognized
Funded status
  at December 31             $ 10,512     $ 7,619    $(6,249)   $(5,858)
Unrecognized net
  transition asset               (360)       (539)         -          -
Unrecognized prior-
  service cost                    130         126        759          -

Unrecognized net gain          (8,011)     (6,307)    (2,242)    (1,398)
--------------------------------------------------------------------------
Prepaid (accrued) cost       $  2,271     $   899    $(7,732)   $(7,256)
==========================================================================

     The following table provides the amounts recognized in the consolidated balance sheets as of December 31 of both years. Prepaid benefit cost is recorded in prepaid expenses and other assets. Accrued benefit liability is recorded in accrued compensation and other expenses.

                                                               Postretirement
(in thousands)                           Pension Benefits         Benefits
--------------------------------------------------------------------------------
                                           1999      1998       1999       1998
--------------------------------------------------------------------------------
Prepaid benefit cost                     $3,662    $2,431    $     -    $     -
Accrued benefit liability                (1,391)   (1,532)    (7,732)    (7,256)
--------------------------------------------------------------------------------
Net amount recognized                    $2,271    $  899    $(7,732)   $(7,256)
================================================================================

     The Company's qualified and non-qualified pension plans' assets exceed the benefit obligation for the years ending December 31, 1999, and December 31, 1998. The Company's postretirement benefits plan has no plan assets. The aggregate benefit obligation for the postretirement plan is $6,249,000 as of December 31, 1999, and $5,858,000 as of December 31, 1998.

     The following table provides the components of net periodic benefit costs for the plans for the two years ending December 31, 1999:

                                                                 Postretirement
(in thousands)                               Pension Benefits       Benefits
--------------------------------------------------------------------------------
                                               1999       1998    1999     1998
--------------------------------------------------------------------------------
Service cost                                 $1,270     $1,051    $429     $338
Interest cost                                 1,357      1,249     433      353
Expected return
on plan assets                               (2,450)    (2,175)      -        -
Amortization of
  unrecognized net asset                       (179)      (179)      -        -
Amortization of
  prior-service cost                              7        (12)     67        -
Amortization of net gain                       (219)      (296)    (54)     (69)
Curtailments and
  settlements                                  (583)         -    (297)       -
--------------------------------------------------------------------------------
Net periodic benefit cost                    $ (797)    $ (362)   $578     $622
================================================================================

     The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:
                                                                 Postretirement
                                              Pension Benefits      Benefits
--------------------------------------------------------------------------------
                                               1999      1998     1999    1998
--------------------------------------------------------------------------------
Discount rate                                   7.5%      7.0%     7.5%    7.0%
Expected return on
  plan assets                                   9.0%      9.0%     N/A     N/A
Rate of compensation
  increase                                      5.5%      5.5%     N/A     N/A
--------------------------------------------------------------------------------

     For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits for pre-65 participants was assumed for 1999. The assumption is reduced to 6% by 2002 and remains at that level thereafter. The annual assumed rate of increase for post-65 participants is 6% for 1999 and remains at that level thereafter.

     Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(in thousands)                                       1% Increase   1% Decrease
--------------------------------------------------------------------------------
Effect on total service
  and interest cost                                    $   216       $   (171)
Effect on the health care
  component of the
  accumulated postretirement
  benefit obligation                                   $ 1,216       $ (1,018)
--------------------------------------------------------------------------------

     The Company has a profit sharing plan that covers the majority of its employees, including employees of certain of its subsidiaries. Amounts determinable under the plan are contributed in part to a profit sharing trust qualified under the Internal Revenue Code with the remainder paid as cash bonuses, equity awards and matching 401(k) employee contributions.

     The Company has a nonqualified deferred compensation program whereby certain key employees can elect to defer receipt of all or a portion of their cash bonuses until a certain date, retirement, termination, death or disability. The deferred compensation liabilities incur interest expense at the prime rate or at a rate of return of one of several equity mutual funds sponsored by the Company. The Company funds the equity-based returns by purchasing the underlying mutual fund.

7. EQUITY INCENTIVE PLANS
The Company maintains two stock-based compensation programs, the Nuveen 1992 Special Incentive Plan (1992 Plan) and the Nuveen Amended and Restated 1996 Equity Incentive Plan (1996 Plan). The 1992 Plan was developed in connection with the Company's initial public offering of stock and authorized the issuance of an aggregate of 5,980,000 shares of Class A common stock for the grant of equity awards, including up to 2,340,000 shares of restricted common stock and deferred units. Under the 1996 Plan, the Company has reserved an aggregate of 7,300,000 shares of Class A common stock for awards. Under both plans, options may be awarded at exercise prices not less than 100% of the fair market value of the stock on the grant date, and maximum option terms may not exceed ten years.

     The Company awarded 90,500 shares of restricted stock (of which 33,500 shares were deferred at the election of the recipients) in 1997 with three-year cliff-vesting periods and with a weighted average fair value of $27.49 per share. During 1998, the Company granted an additional 1,500 shares of restricted stock (all of which were deferred at the election of the recipients) with a fair value of $38 per share and a three-year cliff-vesting period. No restricted shares were awarded in 1999. All awards are subject to restrictions on transferability, a risk of forfeiture, and certain other terms and conditions. The value of such awards is reported as compensation expense over the shorter of the period beginning on the date of grant and ending on the last vesting date, or the period in which the related employee services are rendered. Recorded compensation cost for these awards was $79,200, $163,000, and $2.4 million for 1999, 1998 and 1997 respectively.

     The Company also awarded certain employees options to purchase the Company's Class A common stock at exercise prices equal to or greater than the market price of the stock on the day the options were awarded. Options awarded in 1992, under the 1992 Plan, have vested fully and generally remain exercisable through May 27, 2002. During 1995, the Company awarded options under the 1992 Plan which vested in quarterly installments through October 1, 1999, and remain exercisable through May 25, 2005. Options awarded during 1996, 1997, 1998 and 1999 pursuant to the 1996 Plan, are generally subject to three- and four-year cliff-vesting and expire after ten years. In addition, the Company awarded options to purchase 1,105,527 shares of common stock in January 2000 to employees pursuant to the Company's incentive compensation program for 1999 and for recruiting and promotion purposes. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), no compensation expense has been recognized for any of the stock options awarded. There are 2.1 million shares available for future equity awards as of December 31, 1999, after consideration of the January 2000 awards.

     A summary of the Company's stock option activity for the years ended December 31, 1999, 1998 and 1997 is presented in the following table and narrative:

                                                                Weighted Average
(in thousands, except per share data)              Shares        Exercise Price
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1996                              4,461             $ 21.63
Awarded                                               485               29.43
Exercised                                            (453)              18.04
Forfeited                                            (134)              27.59
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1997                              4,359               22.69
Awarded                                               938               35.50
Exercised                                            (283)              18.05
Forfeited                                             (73)              32.56
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1998                              4,941               25.25
Awarded                                             1,212               38.86
Exercised                                            (577)              19.49
Forfeited                                             (62)              34.01
--------------------------------------------------------------------------------
Options outstanding
  at December 31, 1999                              5,514             $ 28.74
================================================================================
Options exercisable at:
   December 31, 1997                                2,528             $ 18.08
   December 31, 1998                                2,304             $ 18.34
   December 31, 1999                                3,258             $ 23.92
--------------------------------------------------------------------------------

     All options awarded in 1999 have exercise prices equal to the market price of the stock on the date of grant and have a weighted average exercise price of $38.86. The options awarded during 1998 and 1997, with exercise prices equal to the market price of the stock on the date of grant, have weighted average exercise prices of $35.08 and $27.25, respectively. The options awarded during 1998 and 1997, with exercise prices in excess of the stock's grant date market value, have weighted average exercise prices of $42.67 and $37.59, respectively. Exercise prices for options outstanding as of December 31, 1999, ranged from $18.00 to $49.20 per share. The weighted average remaining contractual life of those options is 5.7 years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) encourages, but does not require, the use of a fair value based method of accounting for stock-based compensation plans under which the fair value of stock options is determined on the date of grant and is amortized to expense over the lesser of the options' vesting period or the related employee service period. While the Company has elected to account for its stock-based compensation plans in accordance with APB 25, SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the provisions of the Statement had been applied and the Company accounted for its employee stock option awards under the fair value method of the Statement.

     Accordingly, if the Company's compensation cost for employee stock options awarded had been determined in this manner, the Company's 1999 net income would have been reduced by $4.6 million, or $.15 per basic and $.13 per diluted earnings per share. Furthermore, the Company's 1998 and 1997 net income would have been reduced by $3.2 million and $1.8 million, respectively, translating into a reduction of $.10 and $.09 per 1998 basic and diluted earnings per share and a reduction of $.06 and $.07 per 1997 basic and diluted earnings per share. The options awarded during 1999 have weighted average fair values of $9.05 per share. The options awarded during 1998 and 1997, with exercise prices equal to the market price of the stock on the date of grant, have weighted average fair values of $8.23 and $6.20 per share, respectively. Options awarded during 1998 and 1997 with exercise prices in excess of the stock's grant date market value have weighted average fair values of $6.26 and $5.68 per share, respectively. The fair value of stock option awards was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997, respectively: weighted average risk-free interest rates of 6.5%, 5.6% and 6.4%; dividend yields of 3%; weighted average expected option lives of 6, 7 and 6 years; and volatility factor of the expected market price of the Company's common stock of 19% in 1999 and 20% for 1998 and 1997. SFAS 123 only applies to those equity instruments awarded in fiscal years that begin after December 15, 1994.

     In addition to the plans maintained by the Company, Rittenhouse established the Rittenhouse Financial Services, Inc. 1997 Equity Incentive Award Plan (1997
Plan) in order to attract and retain officers and other employees subsequent to the acquisition of Rittenhouse by the Company. The 1997 Plan authorizes the issuance to Rittenhouse employees of non-qualified options to purchase shares of a newly created series of Rittenhouse common stock, the non-voting Class B Common Stock. The exercise price for any options granted under the 1997 Plan must be equal to or greater than the fair market value of the Rittenhouse common stock on the date of grant, as determined and fixed by a committee of the Rittenhouse board of directors on the relevant valuation date. The term of each option is no more than four years from the date of grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), no compensation expense has been recognized for any of the stock options awarded under the 1997 Plan. Rittenhouse Class B Common Stock may be repurchased by Rittenhouse at its determined fair market value. As of December 31, 1999, options to acquire 1,200,000 shares of Rittenhouse Class B Common Stock, the total number of options authorized under the 1997 plan, have been granted.

8. REDEEMABLE PREFERRED STOCK
On January 2, 1997, in connection with its acquisition of Flagship Resources, Inc., the Company issued 1.8 million shares of 5% Cumulative Convertible Preferred Stock to former Flagship shareholders with a redemption value of $45 million. Shares of preferred stock were convertible into approximately 1.65 million shares of the Company's Class A Common Stock on or after January 2, 1999, and are redeemable at the option of the Company at any time on or after January 2, 2001, but not later than January 2, 2007. Dividends on preferred stock are paid quarterly.

9. COMMON STOCK
A summary of common stock activity for the three-year period ended December 31, 1999, follows:

(in thousands)
--------------------------------------------------------------------------------
December 31,                                    1999         1998         1997
--------------------------------------------------------------------------------
Shares outstanding at
  beginning of year                           31,356       31,783       33,119
Shares issued under
  stock options and
  other incentive plans                          621          306          506
Shares acquired                                 (914)        (733)      (1,842)
--------------------------------------------------------------------------------
Shares outstanding at
  end of year                                 31,063       31,356       31,783
--------------------------------------------------------------------------------

     Under the May 1999 share repurchase program the Company was authorized to repurchase 2 million shares of common stock. As of December 31, 1999, there were
1.3 million shares remaining to be repurchased under this program.

10. NET CAPITAL REQUIREMENT
John Nuveen & Co. is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 1999, the Company's net capital ratio was 5.40 to 1 and its net capital was $17,026,000, which is $10,898,000 in excess of the required net capital of $6,128,000.

11. QUARTERLY RESULTS (UNAUDITED)
The following tables set forth selected quarterly financial information for each quarter in the two-year period ending December 31, 1999:

(in thousands, except per share data)
--------------------------------------------------------------------------------
                                           First    Second     Third      Fourth
1999                                     Quarter   Quarter   Quarter     Quarter
--------------------------------------------------------------------------------
Total operating revenues                 $80,894   $84,821   $83,571     $89,474
Net income                                23,401    23,880    24,152      25,877
Per common share:
   Basic EPS                                 .73       .74       .75         .81
   Diluted EPS                               .68       .70       .71         .77
   Cash dividends                            .26       .29       .29         .29
Stock price range:
   High                                   41 7/8        43    43 3/8      38 1/8
   Low                                   34 9/16    38 1/2        36      34 1/2
--------------------------------------------------------------------------------

(in thousands, except per share)
--------------------------------------------------------------------------------
                                           First    Second     Third      Fourth
1998                                     Quarter   Quarter   Quarter     Quarter
--------------------------------------------------------------------------------
Total operating revenues                 $70,495   $73,822   $75,214     $79,409
Net income                                19,274    20,232    20,970      23,169
Per common share:
   Basic EPS                                 .59       .62       .65         .72
   Diluted EPS                               .56       .58       .61         .68
   Cash dividends                            .23       .23       .26         .26
Stock price range:
   High                                   36 5/8  39 11/16    41 1/2     38 3/16
   Low                                    32 3/8    35 3/4    33 5/8     31 9/16
--------------------------------------------------------------------------------

     The John Nuveen Company Class A Common Stock, representing approximately 21% of the Company's issued and outstanding common stock at December 31, 1999, is listed on the New York Stock Exchange under the symbol "JNC." There are no contractual restrictions on the Company's present ability to pay dividends on its common stock.

The John Nuveen Company
REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
THE JOHN NUVEEN COMPANY:

         We have audited the accompanying consolidated balance sheets of The John Nuveen Company (the Company) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The John Nuveen Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


         /s/ KPMG LLP

         Chicago, Illinois
         January 19, 2000

The John Nuveen Company
FIVE-YEAR FINANCIAL SUMMARY
(in thousands, unless otherwise indicated)

December 31,                                            1999           1998           1997          1996           1995
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Operating Revenues:
    Investment advisory fees
      from assets under management                $  302,200     $  272,859     $  221,635    $  185,845    $   183,135
    Underwriting and distribution of
      investment products                             27,224         10,623         12,671        14,566         15,339
    Positioning profits/(losses)                          15            300          3,491          (191)         4,981
    Investment banking                                 6,213         12,967         13,409        11,098         10,334
    Other operating revenue                            3,108          2,191          3,150         2,394          2,734
------------------------------------------------------------------------------------------------------------------------
         Total operating revenues                    338,760        298,940        254,356       213,712        216,523

Operating Expenses:
    Compensation and benefits                         95,572         88,885         77,274        71,683         80,366
    Advertising and promotional costs                 29,317         19,415         18,853        12,641         12,677
    All other operating expenses                      63,800         58,901         46,944        28,301         26,753
------------------------------------------------------------------------------------------------------------------------
         Total operating expenses                    188,689        167,201        143,071       112,625        119,796

Operating Income                                     150,071        131,739        111,285       101,087         96,727
Non Operating Income/(Expense)                        10,940          5,998         10,885        16,415         17,043
Income Before Taxes                                  161,011        137,737        122,170       117,502        113,770
Income Taxes                                          63,701         54,092         47,990        44,973         43,150
------------------------------------------------------------------------------------------------------------------------
Net Income                                        $   97,310     $   83,645     $   74,180    $   72,529    $    70,620
========================================================================================================================
Earnings per Common Share:
    Basic                                         $     3.04     $     2.57     $     2.23    $     2.03    $      1.91
    Diluted                                       $     2.85     $     2.43     $     2.13    $     1.98    $      1.87
    Return on average equity                            26.3%          25.1%          23.4%         24.4%          23.2%
    Total dividends per share                     $     1.13     $     0.98     $     0.88    $     0.78    $      0.68
Balance Sheet Data
    Total assets                                  $  540,965     $  467,961     $  492,232    $  355,251    $   402,512
    Total liabilities                             $  149,903     $  118,853     $  174,112    $   83,357    $    79,656
    Redeemable preferred stock                    $   45,000     $   45,000     $   45,000    $       --    $        --
    Common stockholders' equity                   $  346,062     $  304,108     $  273,120    $  271,894    $   322,856
Nuveen Managed Assets (in millions)
    Net assets under management
    Mutual funds                                  $   11,406     $   11,883     $   10,885    $    5,930    $     5,457
    Exchange-traded funds                             26,846         26,223         26,117        25,434         25,784
    Money market funds                                   637            824            970         1,004          1,113
    Managed accounts                                  20,895         16,337         11,622           823            688
------------------------------------------------------------------------------------------------------------------------
         Total                                    $   59,784     $   55,267     $   49,594    $   33,191    $    33,042
Nuveen Defined Portfolios (in millions)
    Market value outstanding                      $   10,959     $   10,720     $   12,176    $   13,571    $    15,517
Gross Sales (in millions)
    Mutual funds                                  $    1,535     $    1,553     $      951    $      649    $       179
    Defined portfolios                                 2,660            809            757           963          1,093
    Exchange-traded funds                              2,770             --            125            --             --
    Managed accounts                                   7,101          5,393          1,193           135            346
------------------------------------------------------------------------------------------------------------------------
           Total                                  $   14,066     $    7,755     $    3,026    $    1,747    $     1,618

The John Nuveen Company
DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS                              EXECUTIVE OFFICERS
Timothy R. Schwertfeger                         Timothy R. Schwertfeger
Chairman and Chief Executive Officer            Chairman and Chief Executive Officer

John P. Amboian                                 John P. Amboian
President                                       President

Willard L. Boyd                                 Richard D. Hughes
President Emeritus                              President, Rittenhouse Financial Services, Inc. and
Field Museum of Natural History                 Nuveen Asset Management Inc.

W. John Driscoll                                William Adams IV
Chairman/Retired                                Executive Vice President, Structured Investments
Rock Island Company
                                                Mark T. McGannon
Duane R. Kullberg                               Executive Vice President, Mutual Funds
Managing Partner/
Chief Executive Officer/Retired                 Alan G. Berkshire
Andersen Worldwide                              Senior Vice President and General Counsel

Douglas W. Leatherdale                          Margaret E. Wilson
Chairman and Chief Executive Officer            Senior Vice President, Finance
The St. Paul Companies

Paul J. Liska
Executive Vice President and
Chief Financial Officer
The St. Paul Companies

The John Nuveen Company
SHAREHOLDER INFORMATION

HEADQUARTERS                        FORM 10-K
The John Nuveen Company             The annual report to the Securities and Exchange
333 West Wacker Drive               Commission on Form 10-K for the fiscal year ended
Chicago, IL 60606~312 917-7700      December 31, 1999, will be provided upon written

                                    request to:
TRANSFER AGENT AND REGISTRAR        Investor Relations
The Bank of New York                The John Nuveen Company
Church Street Station               333 West Wacker Drive
P. O. Box 11258                     Chicago, IL 60606
New York, NY 10286-1258
800 524-4458
                                    ANNUAL MEETING
                                    The annual shareholders' meeting
STOCK EXCHANGE LISTING              for The John Nuveen Company will be
New York Stock Exchange             Thursday, May 4, 2000, at 10:30 am
Trading symbol:  JNC                at The Northern Trust Company,
                                    50 South LaSalle Street, Chicago, IL.














38